KRONES

82-3871

02 JUN 23 AM 11: 12

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling

Mr.
Paul M. Dudek
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Washington, D. C. 20549

USA

KRONES AG
Böhmerwaldstraße 5. Paul M.
D-93068 Neutraubling
FI

Simone Olbrich
Telephon ++49(+9401) 70-2882
Telefax ++49(+9401) 70-2644
olbrich.simone@krones.de

20.06.2002

02042286

SUPPL

Press release

Dear Mr. Dudek,

Please find enclosed

our latest press information on the AGM of 19 June, 2002.

Should you have any questions, please contact Graf Castell-Rüdenhausen,
Phone ++49(+9401)70 32 58.

Kind regards,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Simone Olbrich

Simone Olbrich

Encl.

Jlw 7/3

Vors. des Aufsichtsrates:	**Telefon** (0 94 01) 70-0	**Banken**	**Konten**		**S.W.I.F.T.Code**	**Expreßbahnhof**
Dr. Lorenz M. Raith	**Telefax** (0 94 01) 70 24 88,	Commerzbank Regensburg	6 007 421	(BLZ 750 400 62)	COBADEFF 750	D-93047 Regensburg
	70 32 39	HypoVereinsbank Regensburg	8 830 045	(BLZ 750 200 73)	BVBEDE MM 447	**Airfreight** Nürnberg
Vorstand	**e-mail** sales @ krones.de	Dresdner Bank Regensburg	2 015 900 00	(BLZ 750 800 03)	DRESDEFF 750	**Sitz** Neutraubling
Volker Kronseder (Vors.),	**URL** http://www.krones.de	Sparkasse Regensburg	30 900 260	(BLZ 750 500 00)	BYLADEMM	**Registergericht**
Hans-Jürgen Thaus (stv. Vors.)		Postbank Nürnberg	760 05-8 57	(BLZ 760 100 85)		Regensburg HRB 2344
Alois Müller , Rainulf Diepold	**USt-IdNr.** DE 133695999					

KRONES

19.06.02

KRONES' sales and earnings set to rise again in 2002

At today's AGM, the Executive Board of KRONES AG, Neutraubling, confirmed the growth forecasts for 2002, and has appointed two new members to the Executive Board.

KRONES is still comfortably on course for growth in 2002. As confirmed by the Executive Board at the AGM on 19 June 2002, the group will achieve continued growth in the current year as well. Consolidated sales are expected to reach substantially more than €1.2 bn (preceding year: € 1,165 m). Consolidated net income for the year is forecast to grow by at least +10% (preceding year: € 50.3 m). The return on capital employed (ROCE) is set to exceed 22.5%, and net return on sales to total 4.5 %. Earnings per share are expected to be € 5.25 (following € 4.78 in 2001).

To assure future continuation of KRONES' dynamic performance, the Supervisory Board, at its meeting on 19 June 2002, approved the following changes in the Executive Board of KRONES AG, due to take effect on 1 January 2003:

To succeed Herr Alois Müller, who on reaching retirement age will stand down as planned from the KRONES Executive Board on 31 December 2002, Dipl.-Ing. Werner Frischholz has been appointed a deputy member of the Executive Board in charge of "OPERATIONS". As previously this remit covers purchasing, production, and service support.

The Supervisory Board has also appointed Dipl.-Ing. Christoph Klenk as a deputy member of the Executive Board for the "R&D and DIVISIONS" remit, which covers research and development, design and the group's divisions. This move progresses the goal of maintaining KRONES as a meticulously customer-focused group committed to technical excellence and continual innovation.

You will also find this press release for downloading on the internet under http://www.krones.de.

KRONES AG Böhmerwaldstrasse 5 Telephone ++49 (0) 9401 / 70-0
Press Dept. D-93068 Neutraubling Telefax ++49 (0) 9401 / 70 3496
Germany email presse@krones.de
Internet www.krones.com